Exhibit 15.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-122138 on Form S-8 of our report dated June 30, 2010, which expressed an unqualified opinion on the consolidated financial statements and financial statement schedule of Ninetowns Internet Technology Group Company Limited and includes an explanatory paragraph stating that Ninetowns Internet Technology Group Company Limited adopted the provisions of new accounting standards relating to non-controlling interests, and the effectiveness of Ninetowns Internet Technology Group Company Limited’s internal control over financial reporting as of December 31, 2009, which appears on page F-2 in this annual report on Form 20-F of Ninetowns Internet Technology Group Company Limited for the year ended December 31, 2009.
/s/ GHP Horwath, P.C.
Denver, Colorado
June 30, 2010